_____________________
                                                     |    OMB APPROVAL     |
                                                     |_____________________|
                                                     |OMB NUMBER: 3235-0145|
                     UNITED STATES                   |EXPIRES:             |
          SECURITIES AND EXCHANGE COMMISSION         |      AUGUST 31, 1999|
                Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                     |BURDEN HOURS         |
                                                     |PER RESPONSE ...14.90|
                                                     |_____________________|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                          Rock of Ages Corporation
        --------------------------------------------------------
                              (Name of Issuer)

               Class A Common Stock, Par Value $.01 Per Share
        --------------------------------------------------------
                      (Title of Class and Securities)

                                772632 10 5
        --------------------------------------------------------
                               (CUSIP Number)

                              Kurt M. Swenson
                        c/o Rock of Ages Corporation
                           369 North State Street
                        Concord, New Hampshire 03301
                               (603) 225-8397
        --------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                             Kent A. Coit, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108
                               (617) 573-4800

                         August 12, 13 and 26, 1999
        --------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

    CUSIP No. 772632 10 5
    ________________________________________________________________________
    1.   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Kurt M. Swenson
    ________________________________________________________________________
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                          (a)  ( )
                                                          (b)  ( )
    ________________________________________________________________________
    3.   SEC USE ONLY

    ________________________________________________________________________
    4.   SOURCE OF FUNDS (See Instructions)
         00 (See Item 3)
    ________________________________________________________________________
    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
    ________________________________________________________________________
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
    ________________________________________________________________________
                                  7.   SOLE VOTING POWER
          NUMBER OF                    1,120,000
           SHARES                 __________________________________________
        BENEFICIALLY              8.   SHARED VOTING POWER
          OWNED BY                     0
            EACH                  __________________________________________
          REPORTING               9.   SOLE DISPOSITIVE POWER
           PERSON                      1,120,000
            WITH                  __________________________________________
                                  10.  SHARED DISPOSITIVE POWER
                                       0
    ________________________________________________________________________
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,120,000
    ________________________________________________________________________
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES (See Instructions)                               (  )
    ________________________________________________________________________
    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         21%
    ________________________________________________________________________
    14.  TYPE OF REPORTING PERSON (See Instructions)
         IN
    ________________________________________________________________________


 Note: This Amendment No. 2 amends and restates in its entirety a Statement on Schedule 13D filed on behalf of Kurt M. Swenson on November 3, 1997 (the "Initial Schedule 13D"), as amended by Amendment No. 1 thereto filed on behalf of Mr. Swenson on February 12, 1999 ("Amendment No. 1" and, the Initial Schedule 13D, as amended by Amendment No. 1, the "Existing Schedule 13D"), relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Rock of Ages Corporation, a Delaware corporation (the "Company"). This Amendment No. 2 is being filed to report Mr. Swenson's purchase of 12,500 shares of Class A Common Stock in market transactions between August 12 and August 26, 1999 and his gift on August 26, 1999 of 23,489 shares of the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), to trusts for the benefit of his children, and to amend and restate the Existing Schedule 13D in its entirety as set forth herein.


 Item 1.  Security and Issuer

      The title of the class of equity securities to which this Statement relates is the Class A Common Stock. Under the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), shares of Class B Common Stock are convertible at the option of the holder at any time on a share-for-share basis into Class A Common Stock and convert automatically upon a transfer to any person other than a Permitted
 Transferee (as defined in the Certificate of Incorporation).   The
 principal executive offices of the Company are located at 772 Graniteville Road, Graniteville, Vermont 05654 and 369 North State Street, Concord, New Hampshire 03301.


 Item 2.  Identity and Background

      (a)  This statement is filed on behalf of Kurt M. Swenson.

      (b) Mr. Swenson's business address is c/o Rock of Ages Corporation, 369 North State Street, Concord, New Hampshire 03301.

      (c) Mr. Swenson is President, Chief Executive Officer and Chairman of the Board of the Company.

      (d) and (e)   During the last five years, Mr. Swenson has not been
 convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to federal or state securities laws or the violation with respect to such laws.

      (f)  Mr. Swenson is a citizen of the United States.


 Item 3. Source and Amount of Funds or Other Consideration.

      Mr. Swenson acquired 1,061,489 shares of Class B Common Stock pursuant to the merger on October 23, 1997 of Swenson Granite Company, Inc. ("Swenson Granite") with and into the Company (the "Swenson Merger"), pursuant to the Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among the Company, Swenson Granite, Kurt M. Swenson and Kevin C. Swenson (the "Swenson Merger Agreement"). In the Swenson Merger, each outstanding share of common stock of Swenson Granite ("Swenson Common Stock") was converted into 1,618.123 shares of Class B
 Common Stock.   Mr. Swenson held 656 shares of Swenson Common Stock
 immediately prior to the consummation of the Swenson Merger, and, accordingly, received 1,061,489 shares of Class B Common Stock upon the consummation thereof. Mr. Swenson did not provide any other consideration in connection with his acquisition of shares of Class B Common Stock pursuant to the Swenson Merger. See Item 4 below, the first paragraph of which is incorporated herein by reference.

      Immediately upon receipt of such 1,061,489 shares of Class B Common Stock pursuant to the Swenson Merger, Mr. Swenson gifted 18,750 shares of Class B Common Stock (the "Initial Trust Shares") to an irrevocable trust for the benefit of his children, divided equally between two sub-trusts thereof. On December 31, 1997 and August 26, 1999, respectively, Mr. Swenson gifted an additional 19,250 and 23,489 shares, respectively (the "Additional Trust Shares" and together with the Initial Trust Shares, the "Aggregate Trust Shares"), of Class B Common Stock to the above-mentioned sub-trusts, divided substantially equally between such sub-trusts. Mr. Swenson has no voting or dispositive power with respect to the 61,489 Aggregate Trust Shares and he disclaims beneficial ownership of any of such Aggregate Trust Shares.

      On January 29, 1999, Mr. Swenson exercised options to purchase 107,500 shares of Class B Common Stock (the "Option Shares") granted to Mr. Swenson pursuant to the Company's Amended and Restated 1994 Stock Plan (the "Stock Plan"). Mr. Swenson borrowed the aggregate $294,900 exercise price of such options pursuant to a brokerage margin account with PaineWebber (the "PaineWebber Account"). Such 107,500 shares of Class B Common Stock acquired upon such exercise were converted into an equal number of shares of Class A Common Stock, and were pledged to secure the aforesaid borrowings in accordance with the terms of the PaineWebber Account. In April 1999, Mr. Swenson paid in full such borrowings and all interest thereon from personal funds.

      Between August 12 and August 26, 1999, Mr. Swenson purchased through, with cash on hand in, the PaineWebber Account, 12,500 shares of Class A Common Stock in market transactions at prices between $7 3/4 and $8 1/8 per share.


 Item 4.  Purpose of the Transaction.

      The Swenson Merger was effected as part of a reorganization prior to the Company's initial public offering of its Class A Common Stock (the "Offering") which was consummated on October 24, 1997. Prior to the Swenson Merger, Swenson Granite held approximately 93% of the Class B Common Stock. Pursuant to the Merger Agreement, upon consummation of the Swenson Merger, all of such shares of Class B Common Stock held by Swenson Granite were cancelled.

      The gifts of the Aggregate Trust Shares as described in Item 3 above were made for estate planning purposes.

      Mr. Swenson acquired the Option Shares in January 1999 as described in
 Item 3 above to increase his ownership position in the Company in a tax-efficient manner.

      Mr. Swenson purchased the 12,500 shares of Class A Common Stock as described in Item 3 above because he viewed such shares as an attractive investment at the prices at which such purchases were made.

      With the exception of gifts of shares of Common Stock from time to time to his family, and sales of shares of Common Stock, if required, to meet currently unforeseen and unanticipated cash requirements for taxes and other expenses, Mr. Swenson intends to continue to hold for investment purposes the 1,120,000 shares of Common Stock beneficially owned by him. Mr. Swenson may from time to time exercise options granted to him pursuant to the Stock Plan. In connection with the exercise of such options, Mr. Swenson may sell, or pledge as collateral for loans, some or all of the shares of Class B Common Stock acquired upon such exercise (or shares of Class A Common Stock into which such shares of Class B Common Stock may be converted), or other shares of Common Stock owned by him, in order to pay the applicable exercise price, income taxes, or for such other uses of the proceeds of such sales or loans as Mr. Swenson may determine.

      Mr. Swenson intends to review closely his investment in the Company on a continuing basis, and may acquire additional shares of Common Stock through market purchases, in privately negotiated transactions or otherwise, including possibly through Swenson Granite LLC, a privately held limited liability company in which Mr. Swenson and his brother own controlling member interests. Any such acquisition will depend upon, among other things, the availability of shares of Common Stock for purchase at attractive price levels; Mr. Swenson's continuing evaluation of the Company's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other factors which Mr. Swenson may deem relevant.

      Subject to the foregoing, Mr. Swenson does not have any plans or proposals with respect to his investment in the Company which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


 Item 5.  Interest in Securities of the Issuer.

      (a) As of the date of this Statement, by virtue of his beneficial ownership of 1,000,000 shares of Class B Common Stock and 120,000 shares of Class A Common Stock, Mr. Swenson beneficially owned 1,120,000 shares of Class A Common Stock. Such 1,120,000 shares of Class A Common Stock (assuming the conversion of all of Mr. Swenson's 1,000,000 shares of Class B Common Stock into Class A Common Stock) represented approximately 21% of the total number of shares of Class A Common Stock outstanding as of August 14, 1999 (plus the 1,000,000 shares of Class A Common Stock which would be outstanding and held by Mr. Swenson upon such conversion and assuming that no other shares of Class B Common Stock outstanding as of such date have been, or are simultaneously, converted into Class A Common Stock), as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 16, 1999. On December 31, 1999, Mr. Swenson will acquire beneficial ownership of an additional 2,500 shares of Class A Common Stock by virtue of employee stock options previously granted to Mr. Swenson pursuant to the Stock Plan with respect to an additional 2,500 shares of Class B Common Stock becoming vested and exercisable on that date.

      (b) Kurt M. Swenson has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the 1,000,000 shares of Class B Common Stock (and, accordingly, of the same number of shares of Class A Common Stock into which such shares of Class B Common Stock are convertible) and 120,000 shares of Class A Common Stock beneficially owned by him.


 Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      In August 1997, in connection with the Offering, Mr. Swenson entered into a lock-up agreement (the "Lock-Up Agreement") with Raymond James & Associates, Inc., the lead underwriter for the Offering, pursuant to which Mr. Swenson agreed not to, without the prior written consent of Raymond James & Associates, Inc., directly or indirectly sell, offer or contract to sell, or otherwise dispose of, or transfer any shares of Common Stock or securities of the Company convertible into or exchangeable or exercisable for Common Stock legally or beneficially owned or controlled by him before the expiration of the 180-day period commencing on October 21, 1997, subject to certain exceptions. The 180 day restriction period contained in the Lock-Up Agreement expired in accordance with the terms of such agreement on April 18, 1998.

      The PaineWebber Account is a margin account. All 120,000 shares of Class A Common Stock, together with other publicly traded securities, held in this account are pledged to secure any future borrowings pursuant thereto. There are no current margin loans outstanding pursuant to the PaineWebber Account.

      The information contained in Item 3 is incorporated herein by reference.


 Item 3.  Material to be filed as Exhibits.

      Exhibit 1: Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among Rock of Ages Corporation, Swenson Granite Company, Inc., Kurt M. Swenson and Kevin C. Swenson (incorporated by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (File No. 333-33685) filed with the Securities and Exchange Commission on August 15,
                     1997)

      Exhibit 2: Lock-Up Agreement, dated as of August 15, 1997, between Raymond James & Associates, Inc. and Kurt M. Swenson (previously filed as part of the Initial Schedule 13D)

      Exhibit 3: Stock Option Agreement, dated November 21, 1994, between Kurt M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D)

      Exhibit 4: Stock Option Agreement, dated December 31, 1996, between Kurt M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D)



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  September 1, 1999



                                         /s/ Kurt M. Swenson
                                         ---------------------------
                                         Kurt M. Swenson




                               EXHIBIT INDEX

 Exhibit    Description
 -------    -----------

    1 Agreement and Plan of Merger and Reorganization, dated as of August 13, 1997, by and among Rock of Ages Corporation, Swenson Granite Company, Inc., Kurt M. Swenson and Kevin C. Swenson (incorporated by reference to Exhibit 2.4 to the Company's Registration Statement on Form S-1 (File No. 333-33685) filed with the Securities and Exchange Commission on August 15, 1997)

    2 Lock-Up Agreement, dated as of August 15, 1997, between Raymond James & Associates, Inc. and Kurt M. Swenson (previously filed as part of the Initial Schedule 13D)

    3       Stock Option Agreement, dated November 21, 1994, between Kurt
            M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D)

    4       Stock Option Agreement, dated December 31, 1996, between Kurt
            M. Swenson and Rock of Ages Corporation (previously filed as part of the Initial Schedule 13D)